SEC
Mail Processing
Section
JUL 25 2022
Washington DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5

SEC FILE NUMBER
8-67489

22006755

Information Required Pursuant to ... Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/21 (MM/DD/YY) AND ENDING 05/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VRA PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3630 PEACHTREE ROAD NE, SUITE 1000
(No. and Street)

ATLANTA	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DOUGLAS MCCARTNEY	404.835.1006	DMCCARTNEY@VRAPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CHERRY BEKAERT LLP
(Name – if individual, state last, first, and middle name)

1075 PEACHTREE STREET, SUITE 2200	ATLANTA	GA	30309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, DOUGLAS MCCARTNEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VRA PARTNERS, LLC, as of 5/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAREN N KELLEY
NOTARY
PUBLIC
FULTON COUNTY, GEORGIA
My Commission expires May 2, 2025

Notary Public

Signature:

Title:
MANAGING DIRECTOR & CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VRA Partners, LLC

Financial Statements and Supplementary Information

As of and for the Year Ended May 31, 2022 and
Report of Independent Registered Public Accounting Firm

PUBLIC REPORT

Table of Contents

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm on Exemption Provisions Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
VRA Partners, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) VRA Partners, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. Section 15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the released FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services. (2) The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry amounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Atlanta, Georgia
July 15, 2022
We have served as the Company's auditor since 2016

VRA Partners, LLC

Statement of Financial Condition

As of May 31, 2022

	FY 2022
Assets	
Cash	**$3,240,127**
Accounts receivable	**180,000**
Prepaid expenses and other assets	**91,273**
Deposits	**21,892**
Property, furniture and equipment, net	**63,467**
Right of use assets, net	**268,013**
Total assets	**$3,864,772**
Liabilities and members' equity	
Liabilities	
Accounts payable	**$108,260**
Accrued expenses	**28,898**
Deferred revenue	**640,000**
Lease liability	**329,132**
Total liabilities	**$1,106,290**
Members' equity	
Common units, no par value; 685,750 units authorized, 685,750 units issued and outstanding	**$537,250**
Retained earnings	**2,221,232**
Total members' equity	**$2,758,482**
Total liabilities and members' equity	**$3,864,772**

NOTE: *The accompanying notes are an integral part of these financial statements.*

1. Organization and Summary of Significant Accounting Polices

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations of the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the fees are earned from the client in accordance with the terms of the engagement letter. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement, as the performance obligation is typically satisfied at such time. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred until such time as the engagement is complete or the engagement has been terminated.

For the year ended May 31, 2022, the Company had four clients who accounted for approximately 55% of revenues.

Revenue also includes reimbursements of travel and out-of-pocket expenses which are recognized when the underlying costs are incurred, and referral fees, which are recognized when received.

Cash and Cash Equivalents

Cash represents interest and non-interest-bearing deposits in banks and cash invested in short-term securities which have original maturities of less than 90 days. From time to time, balances in interest bearing accounts may exceed federally insured limits.

Accounts Receivable

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of May 31, 2022, management does not believe that an allowance for doubtful accounts is necessary.

Property, Furniture and Equipment

Property and equipment are stated at cost. Depreciation and amortization on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the remaining life of the lease for leasehold improvements, if shorter. The estimated useful lives of property and equipment range from three to seven years. Expenditures for maintenance are charged to expense as incurred. The cost of property sold or otherwise disposed of, and the accumulated depreciation and amortization thereon are eliminated from the property and reserve accounts, and gains and losses are reflected within the statements of operations.

Advertising Expense

The Company expenses all advertising costs as incurred.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes. Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. Property, Furniture and Equipment

Property, furniture and equipment consists of the following at May 31, 2022:

	FY 2022
Office equipment	**$329,195**
Furniture and fixtures	**131,922**
Leasehold improvements	**159,457**
	$620,574
LESS: Accumulated depreciation	**($557,107)**
	$63,467

3. Leases

In September 2017, the Company executed an amendment to the lease agreement for office space with an effective date of April 15, 2018 for an additional 64-month term. The amendment to the office lease agreement provided for a tenant allowance, which the Company utilized to purchase $128,025 of leasehold improvements. Additionally, the amendment to the office lease agreement provided for a rent abatement period commencing April 15, 2018 through August 14, 2018. At such time, the Company began making lease payments, which escalate at 3.0% per annum through the expiration of the amended lease agreement in August 2023. The term of the lease may be extended for an additional five years, subject to certain conditions described in the lease agreement.

The Company's office lease agreement also includes non-lease components for the Company's proportionate share of operating costs for the office building. Operating costs include janitorial, repairs and maintenance, management fees, administrative expenses, security expenses, utilities, property taxes, insurance and association dues. The Company paid $137,736 in the year ended May 31, 2022 for its proportionate share of the operating costs for the office building.

In December 2020, the Company entered into a new copier lease agreement for a term of 36 months.

The weighted average remaining lease term as of May 31, 2022 is 1.2 years. The weighted average discount rate for the Company's operating leases as of May 31, 2022 is 4.75%. The discount rate of each lease is determined by the Company's incremental borrowing rate at the time of a lease contract.

The Company recognizes rent expense on a straight-line basis over the lease term. Rent expense under operating leases was $222,987 for the year ended May 31, 2022. The future minimum lease payments of non-cancelable operating leases are as follows:

For the Year Ending May 31,	Amount
2023	**$275,734**
2024	**62,643**
Total undiscounted cash flows	**$338,377**
LESS: Imputed interest	**(9,245)**
Present value of lease liability	**$329,132**

4. Benefit Plan

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon. The Company made contributions of $158,816 to the Plan for the year ended May 31, 2022.

5. SBA PPP Second Draw Loan

The Company applied for and received a loan for $387,300 on January 23, 2021 under the Small Business Administration's ("SBA") Paycheck Protection Program ("PPP") created by implementation of Section 1106 of the Coronavirus Aid Relief and Economic Security Act ("CARES Act"). Section 1106 of the CARES Act provides for forgiveness of up to the full principal amount of qualifying loans and accrued interest under the PPP. The interest rate on the loan was 1.0% and the loan matures in full on January 23, 2026. The proceeds can be used for payroll costs, costs related to the continuation of group healthcare benefits, mortgage interest payments, rent payments, utility payments and interest payments on any debt obligations that were incurred before February 15, 2020. At least 60% of the PPP loan proceeds must be used for payroll costs.

The Company applied for full forgiveness of the SBA PPP Second Draw loan and accrued interest on May 11, 2021, and subsequently on June 14, 2021, received full forgiveness of the loan and accrued interest expense. The Company recognized the full forgiveness of the SBA PPP Second Draw loan and accrued the interest as Other Income on the Statement of Operations for the year ended May 31, 2022.

6. Deferred Payment of the Employer Portion of Social Security Taxes

The CARES Act also provided for deferred payment of the employer portion of social security taxes through December 31, 2020, with 50% of the deferred amount due by December 31, 2021 and the remaining 50% due by December 31, 2022. As of May 31, 2022, the deferred amount was $51,348, and is included in the accounts payable in the Statement of Financial Condition.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At May 31, 2022, the ratio of aggregate indebtedness to net capital was 0.35 to one, and net capital was $2,401,051 which was $2,345,113 more than required.